UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(§240.13e-100)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

Handy & Harman Ltd.

(Name of the Issuer)

____________________

STEEL PARTNERS HOLDINGS L.P.

Handy Acquisition Co.

SPH Group Holdings LLC

SPH Group LLC

STEEL PARTNERS HOLDINGS GP INC.

WARREN G. LICHTENSTEIN

Jack L. Howard

Handy & Harman Ltd.

(Name of Person(s) Filing Statement)

____________________

Common Stock, par value $0.01 Per Share

(Title of Class of Securities)

____________________

410315105

(CUSIP Number of Class of Securities)

Jack L. Howard	Douglas Woodworth
Steel Partners Holdings GP Inc.	Handy & Harman Ltd.
590 Madison Avenue, 32nd Floor	590 Madison Avenue, 32nd Floor
New York, New York 10022	New York, New York 10022
(212) 520-2300	(212) 520-2300

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

COPIES TO:

Steve Wolosky, Esq.	Paul Lucido, Esq.
Michael R. Neidell, Esq.	David Alan Miller, Esq.
Olshan Frome Wolosky LLP	Graubard Miller
1325 Avenue of the Americas	The Chrysler Building
New York, New York 10019	405 Lexington Avenue, 11th Floor
(212) 451-2300	New York, New York 10174
(212) 818-8800

 This statement is filed in connection with (check the appropriate box):

a. ☐    The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b. ☒   The filing of a registration statement under the Securities Act of 1933.

c. ☐     A tender offer.

d. ☐    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$119,526,394	$13,854

*	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $32.65, the average of the high and low sales prices per share of Handy & Harman Ltd. common stock on July 18, 2017, as reported on the Nasdaq Capital Market, and (ii) 3,660,839, the estimated number of shares of Handy & Harman Ltd. common stock to be exchanged in the offer and the merger for the transaction consideration.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001159 multiplied by the estimated transaction valuation.
☒	Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $13,854	Filing Party: Steel Partners Holdings L.P.
Form or Registration No.: Form S-4	Date Filed: July 19, 2017

This Schedule 13E-3 Transaction Statement (together with any amendments and supplements hereto, this “Schedule 13E-3”) is filed by Handy & Harman Ltd., a Delaware corporation (“HNH” or the “Company”), Steel Partners Holdings L.P., a Delaware limited partnership (“SPLP”), Handy Acquisition Co., a Delaware corporation and a wholly owned subsidiary of SPLP (“Merger Sub”), Steel Partners Holdings GP Inc., a Delaware corporation and a wholly owned subsidiary of SPLP (“Steel Holdings GP”), SPH Group LLC, a Delaware limited liability company, the sole member of SPHG Holdings and a wholly owned subsidiary, directly and indirectly through Steel Holdings GP, of SPLP (“SPHG”), SPH Group Holdings LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of SPLP (“SPHG Holdings”), Warren G. Lichtenstein, the Executive Chairman of Steel Holdings GP and the Chairman of the board of directors of HNH, and Jack L. Howard, the President and a director of Steel Holdings GP and Vice Chairman and Principal Executive Officer of HNH. This Schedule 13E-3 to relates to the offer by SPLP and Merger Sub to exchange for each outstanding share of common stock, par value $0.01 per share, of the Company not already owned by SPLP or any of its affiliated entities and which is validly tendered in the offer and not properly withdrawn, 1.484 6.0% Series A preferred units, no par value (the “SPLP preferred units”), of SPLP, together with cash in lieu of any fractional SPLP preferred units, without interest and less any applicable withholding taxes (subject to the terms and conditions set forth in the Prospectus/Offer to Exchange (as defined below) and the related Letter of Transmittal (as defined below), and together with any amendments or supplements thereto, the “Offer”). Capitalized terms used and not otherwise defined in this Schedule 13E-3 shall have the respective meanings assigned to such terms in the Prospectus/Offer to Exchange.

SPLP has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 on July 19, 2017 relating to the Offer and the SPLP preferred units to be issued to holders of shares of HNH common stock validly tendered into the Offer and not properly withdrawn (as it may be amended from time to time, the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (as it may be amended from time to time, the “Prospectus/Offer to Exchange”), and the related Letter of Transmittal, which will be filed as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by SPLP and Merger Sub with the SEC. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Prospectus/Offer to Exchange, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by SPLP, is hereby expressly incorporated into this Schedule 13E-3 by reference, and is supplemented by the information specifically provided herein.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Prospectus/Offer to Exchange of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Prospectus/Offer to Exchange, including all annexes thereto, is incorporated by reference herein, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Prospectus/Offer to Exchange and the annexes thereto.

Item 1.	Summary Term Sheet.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary Term Sheet” and “Questions and Answers About The Offer” is incorporated into this Schedule 13E-3 by reference.

Item 2.	Subject Company Information.
(a)	Name and Address: The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Companies — HNH” is incorporated into this Schedule 13E-3 by reference.

(b)	Securities: SPLP and Merger Sub are seeking to acquire in the Offer all issued and outstanding shares of HNH common stock, par value $0.01 per share, not already owned by SPLP or any of its affiliated entities. As of July 17, 2017, there were 12,221,431 shares of HNH common stock, par value $0.01 per share, issued and outstanding, of which 3,660,839 shares were owned by stockholders other than SPLP or any of its affiliated entities and subject to the Offer.
(c)	Trading Market and Price: The information set forth in the section of the Prospectus/Offer to Exchange entitled “Comparative Market Price and Dividend Matters” is incorporated into this Schedule 13E-3 by reference.
(d)	Dividends: The information set forth in the section of the Prospectus/Offer to Exchange entitled “Comparative Market Price and Dividend Matters” is incorporated into this Schedule 13E-3 by reference.
(e)	Prior Public Offerings: Not applicable.
(f)	Prior Stock Purchases: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — Purchase of Equity Securities,” “Special Factors — Certain Relationships With HNH,” and Annex D of the Prospectus/Offer to Exchange entitled “Directors and Executive Officers of Steel Holdings GP and Merger Sub and Transactions of the Purchaser Group in Securities of HNH” is incorporated into this Schedule 13E-3 by reference.
Item 3.	Identity and Background of Filing Person.
(a)	Name and Address: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies” and Annex D of the Prospectus/Offer to Exchange entitled “Directors and Executive Officers of Steel Holdings GP and Merger Sub and Transactions of the Purchaser Group in Securities of HNH” is incorporated into this Schedule 13E-3 by reference. The subject company is one of the filing persons. The business address and phone number of the directors and executive officers of the Company is the same as that of the Company noted above.
(b)	Business and Background of Entities: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies — SPLP,” “The Companies — Merger Sub,” “The Companies — Steel Holdings GP,” “The Companies — SPHG,” “The Companies — SPHG Holdings,” “The Companies — Information Regarding Directors and Executive Officers of the Purchaser Group,” and “The Companies — HNH” is incorporated into this Schedule 13E-3 by reference.
(c)	Business and Background of Natural Persons: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies — Warren G. Lichtenstein,” “The Companies — Jack L. Howard,” “The Companies — Information Regarding Directors and Executive Officers of the Purchaser Group,” and Annex D of the Prospectus/Offer to Exchange entitled “Directors and Executive Officers of Steel Holdings GP and Merger Sub and Transactions of the Purchaser Group in Securities of HNH” is incorporated into this Schedule 13E-3 by reference.
Item 4.	Terms of the Transaction.
(a)	Material Terms; Tender Offers: The information set forth in the Prospectus/Offer to Exchange is incorporated into this Schedule 13E-3 by reference, including the sections of the Prospectus/Offer to Exchange entitled “Summary Term Sheet,” “Special Factors,” “Exchange Offer Procedures,” “Merger Agreement,” “Material U.S. Federal Income Tax Consequences,” and “Comparison of Securityholders’ Rights,” Annex A of the Prospectus/Offer to Exchange entitled “Merger Agreement,” and Annex B of the Prospectus/Offer to Exchange entitled “Sixth Amended and Restated Agreement of Limited Partnership of SPLP.”

(c)	Different Terms: Not applicable.
(d)	Appraisal Rights: The information set forth in the section of the Prospectus/Offer to Exchange entitled “Special Factors — Dissenters’ Rights” is incorporated into this Schedule 13E-3 by reference.
(e)	Provisions for Unaffiliated Security Holders: The information set forth in the section of the Prospectus/Offer to Exchange entitled “Special Factors — Provisions for Unaffiliated Security Holders” is incorporated into this Schedule 13E-3 by reference.
(f)	Eligibility for Listing or Trading: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — Stock Exchange Listing” and “Special Factors — Resale of SPLP Preferred Units” is incorporated into this Schedule 13E-3 by reference.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
(a)-(c), (e)	Transactions; Significant Corporate Events; Negotiations or Contacts; and Agreements Involving the Subject Company’s Securities: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — Background of the Offer; Past Contacts or Negotiations with the Company,” “Special Factors — The Purchaser Group’s Reasons for the Offer and the Merger,” “Special Factors — HNH’s Reasons for the Offer and the Merger; Recommendation of the Board of Directors of HNH,” “Special Factors — Interests of Certain Persons in the Offer and the Merger,” “Special Factors — Certain Relationships With HNH,” and “Merger Agreement” is incorporated into this Schedule 13E-3 by reference.
Item 6.	Purposes of the Transaction and Plans or Proposals.
(b), (c)(1)-(8)	Use of Securities Acquired, Plans: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — General,” “Special Factors — Background of the Offer; Past Contacts or Negotiations with the Company,” “Special Factors — The Purchaser Group’s Reasons for the Offer and the Merger,” “Special Factors — HNH’s Reasons for the Offer and the Merger; Recommendation of the Board of Directors of HNH,” “Special Factors — Interests of Certain Persons in the Offer and the Merger,” “Special Factors — Certain Relationships with HNH,” “Special Factors — Plans for HNH,” “Merger Agreement,” “Exchange Offer Procedures — Effect of the Offer on the Market for HNH Common Stock,” “Exchange Offer Procedures — Nasdaq Listing,” and “Exchange Offer Procedures — Registration Under the Exchange Act” is incorporated into this Schedule 13E-3 by reference.
Item 7.	Purposes, Alternatives, Reasons and Effects.
(a)	Purposes. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — General,” “Special Factors — The Purchaser Group’s Reasons for the Offer and the Merger,” “Special Factors — HNH’s Reasons for the Offer and the Merger; Recommendation of the Board of Directors of HNH,” and “Special Factors — Plans for HNH” is incorporated into this Schedule 13E-3 by reference.

(b)	Alternatives. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — Background of the Offer; Past Contacts or Negotiations with the Company,” “Special Factors — The Purchaser Group’s Reasons for the Offer and the Merger,” and “Special Factors — HNH’s Reasons for the Offer and the Merger; Recommendation of the Board of Directors of HNH” is incorporated into this Schedule 13E-3 by reference.
(c)	Reasons. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — General,” “Special Factors — The Purchaser Group’s Reasons for the Offer and the Merger,” “Special Factors — HNH’s Reasons for the Offer and the Merger; Recommendation of the Board of Directors of HNH,” and “Special Factors — Position of the Purchaser Group Regarding Fairness of the Offer and the Merger” is incorporated into this Schedule 13E-3 by reference.
(d)	Effects: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — General,” “Special Factors — Plans for HNH,” “Merger Agreement,” “Exchange Offer Procedures — Effect of the Offer on the Market for HNH Common Stock,” “Exchange Offer Procedures — Nasdaq Listing,” “Exchange Offer Procedures — Registration Under the Exchange Act,” “Exchange Offer Procedures — Margin Regulations,” and “Material U.S. Federal Income Tax Consequences” is incorporated into this Schedule 13E-3 by reference.
Item 8.	Fairness of the Transaction.
(a)	Fairness: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — HNH’s Reasons for the Offer and the Merger; Recommendation of the Board of Directors of HNH” and “Special Factors — Position of the Purchaser Group Regarding Fairness of the Offer and the Merger” is incorporated into this Schedule 13E-3 by reference.
(b)	Factors Considered in Determining Fairness: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — HNH’s Reasons for the Offer and the Merger; Recommendation of the Board of Directors of HNH,” “Special Factors — Position of the Purchaser Group Regarding Fairness of the Offer and the Merger,” and “Special Factors — Opinion of the Financial Advisor to the Company Special Committee” is incorporated into this Schedule 13E-3 by reference.
(c)	Approval of Security Holders: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — HNH’s Reasons for the Offer and the Merger; Recommendation of the Board of Directors of HNH,” “Special Factors — Position of the Purchaser Group Regarding Fairness of the Offer and the Merger,” and “Exchange Offer Procedures — No Stockholder Approval of Merger” is incorporated into this Schedule 13E-3 by reference.
(d)	Unaffiliated Representative: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — Background of the Offer; Past Contacts or Negotiations with the Company,” “Special Factors — HNH’s Reasons for the Offer and the Merger; Recommendation of the Board of Directors of HNH,” and “Special Factors — Opinion of the Financial Advisor to the Company Special Committee” is incorporated into this Schedule 13E-3 by reference.
(e)	Approval of Directors: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — Background of the Offer; Past Contacts or Negotiations with the Company” and “Special Factors — HNH’s Reasons for the Offer and the Merger; Recommendation of the Board of Directors of HNH” is incorporated into this Schedule 13E-3 by reference.
(f)	Other Offers: Not applicable.

Item 9.	Reports, Opinions, Appraisals and Negotiations.
(a)	Report, Opinion or Appraisal: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — Opinion of the Financial Advisor to the Company Special Committee,” and “Special Factors — Evaluation Report of the Financial Advisor to the Purchaser Group” is incorporated into this Schedule 13E-3 by reference.
(b)	Preparer and Summary of the Report, Opinion or Appraisal: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — Opinion of the Financial Advisor to the Company Special Committee” and “Special Factors — Evaluation Report of the Financial Advisor to the Purchaser Group” is incorporated into this Schedule 13E-3 by reference.
(c)	Availability of Documents: The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested HNH stockholder or representative of any such interested stockholder who has been so designated in writing.
Item 10.	Source and Amounts of Funds or Other Consideration.
(a)	Source of Funds: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — Ownership of SPLP Preferred Units After the Offer and the Merger” and “Special Factors — Interests of Certain Persons in the Offer and the Merger” is incorporated into this Schedule 13E-3 by reference.
(b)	Conditions: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — Ownership of SPLP Preferred Units After the Offer and the Merger,” “Special Factors — Interests of Certain Persons in the Offer and the Merger,” “Exchange Offer Procedures — Procedures for Tendering,” and “Merger Agreement — Conditions to the Offer” is incorporated into this Schedule 13E-3 by reference.
(c)	Expenses: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — Fees and Expenses” and “Exchange Offer Procedures — Fees and Commissions” is incorporated into this Schedule 13E-3 by reference.
(d)	Borrowed Funds: Not applicable.
Item 11.	Interest in Securities of the Subject Company.
(a)	Securities Ownership: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — Certain Relationships with HNH,” “The Companies — SPLP,” “The Companies — Merger Sub,” “The Companies — Steel Holdings GP,” “The Companies — SPHG,” “The Companies — SPHG Holdings,” “The Companies — Warren G. Lichtenstein,” “The Companies — Jack L. Howard,” “Security Ownership of Certain Beneficial Owners and Management of HNH,” and Annex D of the Prospectus/Offer to Exchange entitled “Directors and Executive Officers of Steel Holdings GP and Merger Sub and Transactions of the Purchaser Group in Securities of HNH” is incorporated into this Schedule 13E-3 by reference.

(b)	Securities Transactions: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — Certain Relationships with HNH” and Annex D of the Prospectus/Offer to Exchange entitled “Directors and Executive Officers of Steel Holdings GP and Merger Sub and Transactions of the Purchaser Group in Securities of HNH” is incorporated into this Schedule 13E-3 by reference.
Item 12.	The Solicitation or Recommendation.
(d)	Intent to Tender or Vote in a Going-Private Transaction: The information set forth in the section of the Prospectus/Offer to Exchange entitled “Merger Agreement” is incorporated into this Schedule 13E-3 by reference.
(e)	Recommendations of Others: None.
Item 13.	Financial Statements.
(a)	Financial Information: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Selected Historical Consolidated Financial Data of HNH,” “Unaudited Comparative Per Share Data,” and “Where To Obtain Additional Information” is incorporated into this Schedule 13E-3 by reference.
(b)	Pro Forma Information: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Selected Unaudited Pro Forma Condensed Combined Financial Data - SPLP,” “Selected Unaudited Pro Forma Condensed Combined Financial Data - HNH,” “Unaudited Pro Forma Condensed Combined Financial Information of SPLP,” “Unaudited Pro Forma Condensed Combined Financial Information of HNH,” “Unaudited Comparative Per Share Data,” and “Where To Obtain Additional Information” is incorporated into this Schedule 13E-3 by reference.
Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.
(a)	Solicitations or Recommendations: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — Fees and Expenses” and “Exchange Offer Procedures — Fees and Commissions” is incorporated into this Schedule 13E-3 by reference.
(b)	Employees and Corporate Assets: None.
Item 15.	Additional Information.
(b)-(c)	Other Material Information: The information set forth in the Prospectus/Offer to Exchange entitled “Special Factors — Interests of Certain Persons in the Offer and the Merger” and “Special Factors” is incorporated into this Schedule 13E-3 by reference. The information contained in the Exhibits referred to in Item 16 below is incorporated into this Schedule 13E-3 by reference.

Item 16.	Exhibits.
Exhibit No.	Description

(a)(1)(A)+	Form of Letter of Transmittal.

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on July 19, 2017).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on July 19, 2017).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on July 19, 2017).

(a)(2)*	Schedule 14D-9.

(a)(3)	Not applicable.

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on July 19, 2017).

(a)(5)(A)	Press Release issued by Steel Partners Holdings L.P., dated March 6, 2017, announcing its proposal to acquire the remaining outstanding shares of Handy & Harman Ltd. common stock it does not own (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Steel Partners Holdings L.P. on March 7, 2017).

(a)(5)(B)	Press Release issued by Steel Partners Holdings L.P., dated June 26, 2017, announcing the definitive agreement to acquire the remaining outstanding shares of Handy & Harman Ltd. common stock it does not own (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Steel Partners Holdings L.P. on June 26, 2017).

(b)	Not applicable.

(c)(1)	Opinion of Duff & Phelps, LLC (incorporated by reference to Annex C to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on July 19, 2017).

(c)(2)**	Discussion materials prepared by Duff & Phelps, LLC for discussion with the Special Committee of the Board of Directors of Handy & Harman Ltd., dated June 23, 2017.

(c)(3)	Evaluation report prepared by Corporate Fuel Securities, LLC for discussion with the Audit Committee of the Board of Directors of Steel Partners Holdings GP Inc., dated June 21, 2017 (incorporated by reference to Exhibit (c)(2) to the Schedule TO filed by Steel Partners Holdings L.P. on July 19, 2017).

(d)	Agreement and Plan of Merger, dated as of June 26, 2017, by and among Handy & Harman Ltd., Steel Partners Holdings L.P. and Handy Acquisition Co. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Steel Partners Holdings L.P. on June 26, 2017).

(f)*	The information set forth in the Schedule 14D-9 under the captions “Item 8. Additional Information – Appraisal Rights” and “Annex B – Section 262 of the Delaware General Corporation Law.”

(g)	Not applicable.

_________

+ To be filed by amendment to the Schedule TO.

* To be filed by amendment.

** Filed herewith.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 19, 2017	STEEL PARTNERS HOLDINGS, L.P.

	By:	Steel Partners Holdings GP Inc. General Partner

	By:	/s/ Jack L. Howard
		Name:	Jack L. Howard
		Title:	President

HANDY ACQUISITION CO.

By:	/s/ Jack L. Howard
	Name:	Jack L. Howard
	Title:	President

Steel Partners Holdings GP Inc.

By:	/s/ Jack L. Howard
	Name:	Jack L. Howard
	Title:	President

SPH Group Holdings LLC

By:	Steel Partners Holdings GP Inc. Manager

By:	/s/ Jack L. Howard
	Name:	Jack L. Howard
	Title:	President

SPH Group LLC

By:	Steel Partners Holdings GP Inc. Managing Member

By:	/s/ Jack L. Howard
	Name:	Jack L. Howard
	Title:	President

/s/ Warren G. Lichtenstein
WARREN G. LICHTENSTEIN

/s/ Jack L. Howard
JACK L. HOWARD

Handy & Harman Ltd.

By:	/s/ Douglas B. Woodworth
	Name:	Douglas B. Woodworth
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)+	Form of Letter of Transmittal.

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on July 19, 2017).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on July 19, 2017).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on July 19, 2017).

(a)(2)*	Schedule 14D-9.

(a)(3)	Not applicable.

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on July 19, 2017).

(a)(5)(A)	Press Release issued by Steel Partners Holdings L.P., dated March 6, 2017, announcing its proposal to acquire the remaining outstanding shares of Handy & Harman Ltd. common stock it does not own (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Steel Partners Holdings L.P. on March 7, 2017).

(a)(5)(B)	Press Release issued by Steel Partners Holdings L.P., dated June 26, 2017, announcing the definitive agreement to acquire the remaining outstanding shares of Handy & Harman Ltd. common stock it does not own (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Steel Partners Holdings L.P. on June 26, 2017).

(b)	Not applicable.

(c)(1)	Opinion of Duff & Phelps, LLC (incorporated by reference to Annex C to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on July 19, 2017).

(c)(2)**	Discussion materials prepared by Duff & Phelps, LLC for discussion with the Special Committee of the Board of Directors of Handy & Harman Ltd., dated June 23, 2017.

(c)(3)	Evaluation report prepared by Corporate Fuel Securities, LLC for discussion with the Audit Committee of the Board of Directors of Steel Partners Holdings GP Inc., dated June 21, 2017 (incorporated by reference to Exhibit (c)(2) to the Schedule TO filed by Steel Partners Holdings L.P. on July 19, 2017).

(d)	Agreement and Plan of Merger, dated as of June 26, 2017, by and among Handy & Harman Ltd., Steel Partners Holdings L.P. and Handy Acquisition Co. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Steel Partners Holdings L.P. on June 26, 2017).

(f)*	The information set forth in the Schedule 14D-9 under the captions “Item 8. Additional Information – Appraisal Rights” and “Annex B – Section 262 of the Delaware General Corporation Law.”

(g)	Not applicable.

_________

+ To be filed by amendment to the Schedule TO.

* To be filed by amendment.

** Filed herewith.